# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Earlyworks Co., Ltd., CIK 0001944399
CUSIP: 27030F202
Title of class of securities: American Depositary Shares, each representing 5 Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan (M0), 110-0005
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0002093582
Persons authorized to receive notices and communications: Ashwood Leon Forbes, 007 Emily House, 1105 Leeward Highway, P.O. Box 666, Providenciales, Turks And Caicos Islands (W7), TKCA1ZZ, 649-331-4175

## Reporting persons
- North York Ltd (CIK 0002093582): type of reporting person: other (OO); citizenship or place of organization: Turks And Caicos Islands (W7); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (24.7% of the class)
  Comment: The amounts listed in rows 8, 10 and 11 represent ordinary shares, no par value per share, of the issuer (''Ordinary Shares''), which are represented by American Depositary Shares of the issuer (''ADSs''), and such amounts and the percentage in row 13 are based on 3,050,570 ADSs, representing 15,252,852 Ordinary Shares, outstanding as of the date of this Statement on Schedule 13D (this ''Schedule 13D''), as verified with the issuer, and an irrevocable option granted to the reporting person to purchase up to an aggregate of 1,000,000 ADSs, representing 5,000,000 Ordinary Shares (the ''Option''), as more fully described in Item 4 of this Schedule 13D. Each ADS represents five Ordinary Shares.
- Ashwood Leon Forbes: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); member of a group; source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 5,000,000; sole dispositive power 0; shared dispositive power 5,000,000; aggregate amount beneficially owned 5,000,000 (24.7% of the class)
  Comment: The amounts listed in rows 8, 10 and 11 reflect Ordinary Shares represented by ADSs, and such amounts and the percentage in row 13 are based on 3,050,570 ADSs, representing 15,252,852 Ordinary Shares, outstanding as of the date of this Schedule 13D, as verified with the issuer, and the Option to purchase up to an aggregate of 1,000,000 ADSs, representing 5,000,000 Ordinary Shares, indirectly held by the reporting person. Each ADS represents five Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: American Depositary Shares, each representing 5 Ordinary Shares, no par value per share
Name of issuer: Earlyworks Co., Ltd.
Address of issuer's principal executive offices: 5-7-11, Ueno, Taito-ku, Tokyo, Japan (M0), 110-0005

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by North York Ltd ("North York"), a company established under the laws of the Turks and Caicos Islands, and Ashwood Leon Forbes, a United Kingdom citizen (collectively with North York, the "Reporting Persons" and each, a "Reporting Person").
Residence or business address: The principal business address of North York is 007 Emily House, 1105 Leeward Highway, Providenciales P.O. Box 666, Turks and Caicos Islands, TKCA1ZZ. The principal place of business of Mr. Forbes is 38 Horseshoe Land Apt#F Providenciales, Turks and Caicos Islands TKCA1ZZ.
Present principal occupation or employment: The principal business of North York is investment holding and the acquisition, ownership and management of equity and debt securities of companies in various industries, and the provision of strategic, financial and operational oversight to its portfolio companies. The principal business of Mr. Forbes is to manage North York.
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons, nor any managing member or other member of any Reporting Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above for each Reporting Person's place of organization and citizenship, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On October 14, 2025, the issuer sold and issued to several investors, including North York (collectively, the "Investors"), at a per unit price of $2.08 (i) Pre-Funded Warrants to purchase up to an aggregate of 2,403,847 ADSs, representing 12,019,235 Ordinary Shares, at an exercise price of $0.0005 per ADS, and (ii) Warrants to purchase up to an aggregate of 2,403,847 ADSs, representing 12,019,235 Ordinary Shares, at an exercise price of $2.72 per ADS (collectively, the "Purchaser Warrants"), for a total purchase price of $5,000,001.76 (the "Offering"). North York purchased Pre-Funded Warrants to purchase up to 1,442,308 ADSs, representing 7,211,540 Ordinary Shares, and Warrants to purchase up to 1,442,308 ADSs, representing 7,211,540 Ordinary Shares for an aggregate of $3,000,000, the source of which was working capital of North York. The Pre-Funded Warrants were immediately exercisable on the date of issuance and expire when exercised in full and the Warrants were also immediately exercisable and expire on October 9, 2030. Each of the Pre-Funded Warrants and Warrants are subject to a 4.99% beneficial ownership limitation provision, each of which prohibits North York from exercising the Pre-Funded Warrant or the Warrants, as applicable, if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 4.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to any such exercise.

In connection with the Offering, on October 10, 2025, North York and the Chief Executive Officer of the issuer (the "CEO") entered into an option agreement (the "Option Agreement"), pursuant to which the CEO granted to North York an irrevocable option to purchase up to 1,000,000 ADSs beneficially owned by the CEO, representing 5,000,000 Ordinary Shares, at an exercise price of $3.00 per ADS, in consideration for a one-time payment of $100, the source of which was working capital of North York. The Option was immediately exercisable on the date of the Option Agreement and will expire on the date of the issuer's 2025 annual meeting of its shareholders.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 3 of this Schedule 13D with respect to the Option Agreement and the Option is incorporated herein by reference.

North York acquired the securities described in this Schedule 13D in connection with the Offering and each of the Reporting Persons intends to review North York's investments in the issuer on a continuing basis. Any actions that each of the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon their review of numerous factors, including, but not limited to: an ongoing evaluation of the issuer's business, financial condition, operations and prospects; price levels of the issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Pursuant to the Purchase Agreements, the Investors (including North York) have the right to require the issuer to sell to them up to an aggregate of $2,080,000 of ADSs at a per ADS price of $2.08 and Warrants to purchase up to an additional 1,000,000 ADSs, representing 5,000,000 Ordinary Shares, exercisable at $2.72 per ADS, in a subsequent closing of the Offering and on the same terms and conditions as the initial closing of the Offering, subject to the issuer's ability to comply with applicable Japanese laws regarding such additional closing.

Pursuant to the Purchase Agreements, in connection with each annual or special meeting of shareholders of the issuer (and any adjournment, postponement, rescheduling or continuation thereof) occurring after the closing of the Offering at which directors of the issuer are to be elected (each, a "Shareholder Meeting"), the issuer will be required to include two individuals designated by North York (each, a "Nominee") as nominees for election to the board of directors of the issuer (the "Board") in its proxy statement (or similar materials) and proxy card in respect of such Shareholder Meeting, and the Board will be required to recommend to the shareholders of the issuer the election of such Nominees at such Shareholder Meeting in the same manner as it recommends the election of the issuer's other director nominees. The issuer is required to hold a Shareholder Meeting no later than 30 days from the closing of the Offering. North York was also granted the right to nominate a replacement director in the event that a current director of the issuer ceases to be a such a director for any reason, subject to certain exceptions, and to require the Board to appoint such nominee as a new director within 30 days of such new vacancy.

In addition, pursuant to the Purchase Agreements and the Acquisition Term Sheet (as defined in and attached to the Purchase Agreements), the issuer is required to use reasonable best efforts to use the funds obtained from the Offering to consummate the Acquisition (as defined in the Purchase Agreements) of all of the equity interests of a third party entity (the "Target") as promptly as practicable in consideration for (i) the issuance to the Target of 19.99% of the outstanding Ordinary Shares at the closing of the Acquisition and additional securities of the issuer upon the achievement of certain milestones, and (ii) granting the Target the right to designate additional Board members and executive officers of the issuer prior to and upon shareholder approval of the Acquisition at a Shareholder Meeting, at which approval of the Acquisition and such issuances must also occur. Pursuant to the Acquisition Term Sheet, the issuer and the Investors, including North York, intend for the issuer to merge with the Target and then consummate a subsequent acquisition transaction by the end of 2025 pursuant to which $3,000,000 of restricted Ordinary Shares may be issued, excluding securities to be issued for advisory services in connection therewith. Pursuant to the Purchase Agreements, the issuer is required to enter into definitive documentation for the Acquisition no later than November 30, 2025, and in the event that an Acquisition does not occur by November 30, 2025, the issuer must consult with the Nominees to determine how such Offering funds will be used.

Each of the Reporting Persons may acquire additional securities of the issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, other than as described above, each of the Reporting Persons may engage in discussions with management, the Board and other securityholders of the issuer and other relevant parties or encourage, cause or seek to cause the issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the ADSs; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the issuer; or other material changes to the issuer's business or corporate structure, including changes in management or the composition of the Board. To facilitate their consideration of such matters, each of the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. Each of the Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. In connection with the Purchase Agreements, the Reporting Persons will likely take some of the foregoing steps.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See the responses to rows 11 and 13 on the cover pages of this Schedule 13D for each of the Reporting Persons. The aggregate percentages of Ordinary Shares reported as beneficially owned by North York and Mr. Forbes is based on 3,050,570 ADSs, representing 15,252,852 Ordinary Shares, outstanding, as verified by the issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to rows 7, 8, 9 and 10 on the cover pages of this Schedule 13D for each of the Reporting Persons.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 of this Schedule 13D, no Reporting Person has, to the best of each Reporting Person's knowledge, engaged in any transaction with respect to the Ordinary Shares or ADSs during the sixty days prior to the date of filing this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Ordinary Shares or ADSs beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The disclosure in Items 3 and 4 of this Schedule 13D with respect to the Option Agreement, Pre-Funded Warrants, Warrants and the Purchase Agreements is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person, with respect to the securities of the issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Joint Filing Agreement, dated October 27, 2025.
Exhibit 99.2 - Form of Securities Purchase Agreement, dated as of October 10, 2025, by and between the issuer and non-U.S. Investors (incorporated by reference to Exhibit 10.2 to the issuer's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on October 21, 2025).
Exhibit 99.3 - Form of Pre-Funded Warrant, dated as of October 10, 2025 (incorporated by reference to Exhibit 4.1 to the issuer's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on October 21, 2025).
Exhibit 99.4 - Form of Warrant, dated as of October 10, 2025 (incorporated by reference to Exhibit 4.2 to the issuer's Report of Foreign Private Issuer on Form 6-K, filed with the SEC on October 21, 2025).
Exhibit 99.5 - Option Agreement, dated as of October 10, 2025, by and between the Chief Executive Officer of the issuer and North York Ltd.

## Signatures
- North York Ltd: /s/ Ashwood Leon Forbes, Ashwood Leon Forbes, Director (10/27/2025)
- Ashwood Leon Forbes: /s/ Ashwood Leon Forbes, Ashwood Leon Forbes (10/27/2025)